EXHIBIT 5
[LETTERHEAD OF F.N.B. CORPORATION]
February 4, 2009
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
Ladies and Gentlemen:
     I have acted as counsel to F.N.B. Corporation, a Florida corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange commission of a Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement relates to the resale from time to time by selling securityholders, pursuant to Rule 415 under the Securities Act of 1933, of the following securities of the Company:
     (i) 100,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”) of the Company, liquidation preference $10,000 per share;
     (ii) a warrant to purchase 1,302,083 shares of the Company’s common stock (the “Warrant”); and
     (iii) 1,302,083 shares of common stock of the Company, $0.01 par value per share, issuable upon exercise of the Warrant (the “Warrant Shares”).
     The Series C Preferred Stock and the Warrant were issued by the Company to the United States Department of the Treasury (“Treasury”) on January 9, 2009 pursuant to that certain Letter Agreement, dated as of January 9, 2009, between the Company and Treasury (including the schedules thereto and the “Securities Purchase Agreement Standard Terms” attached as Exhibit A thereto, the “Purchase Agreement”), in connection with Treasury’s Troubled Asset Relief Program Capital Purchase Program.
     In connection with the foregoing, I have examined:
     a. The Registration Statement and the exhibits thereto;
     b. The Articles of Incorporation of the Company and Articles of Amendment to Articles of Incorporation of the Company establishing the terms of the Series C Preferred Stock;
     c. The Amended By-laws of the Company;
     d. Form of Certificate for the Series C Preferred Stock;

     e. The Warrant;
     f. The Purchase Agreement; and
     g. Such other records and documents as I have considered relevant, necessary or appropriate for purposes of this opinion.
     I have also assumed the Company’s receipt of the consideration required by the Purchase Agreement and that all action required to register and qualify the securities for sale under all applicable state securities laws will be accomplished prior to the offer and sale of the securities.
     Based upon such examination and assumptions, I am of the opinion that (i) the shares of Series C Preferred Stock have been duly authorized and are validly issued, fully paid and non-assessable, (ii) the Warrant has been duly authorized and constitutes the valid and binding obligation of the Company and (iii) the Warrant Shares have been duly authorized and, upon issuance in connection with the exercise of the Warrant in accordance with the terms thereof, including payment to the Company of the exercise price for such shares in full, such Warrant Shares will be validly issued, fully paid and non-assessable.
     The foregoing opinion is limited to the laws of State of Florida and the federal laws of the United States.
     I consent to the use of my name in the Registration Statement under the caption “Legal Matters” in the prospectus which constitutes part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.
     This opinion is not to be reproduced, wholly or in party, or filed publicly or used by any person without my prior written consent, nor shall it be used, quoted, circulated or otherwise referred to for any other purpose.

Sincerely,
/s/ James G. Orie
James G. Orie
Chief Legal Officer